May 13, 2011
By UPS overnight delivery
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn: W. Bradshaw Skinner, Senior Chief Accountant
Re:	Delta Petroleum Corporation Form 10-K for the Fiscal Year ended December 31, 2010 Filed March 16, 2011 File No. 0-16203
Dear Mr. Skinner:
We are in receipt of your comment letter dated May 3, 2011 with regard to the above-referenced filing.
Following you will find our detailed responses to each of your comments and the requested acknowledgement of responsibility. Where necessary we have included additional information as exhibits, as referenced in each of our responses.
RESPONSES TO SEC COMMENTS
Form 10-K for the Fiscal Year Ended December 31, 2010
SEC Comment:
Properties, page 26
1.	We note you have provided information regarding proved reserves in Note 18 to your financial statements. Please expand your disclosure to provide the information required by Item 1202(a)(1)-(5) of Regulation S-K, as applicable to you.
Registrant’s Response:
We note your comment and have reviewed Item 1202(a)(1)-(5) of Regulation S-K. We note that in making this comment you reviewed the section titled “Properties” on page 26 of our Form 10-K. In addition to the information reviewed by the staff under the heading Properties on page 26, we refer the staff to the sections titled “Oil and Gas Reserves” on page 6 and “Changes in Proved Reserve Quantities” on page 50 of our Form 10-K.

U.S. Securities and Exchange Commission
May 13, 2011

In these sections we have provided the information related to proved reserves as required under Item 1202(a)(1)-(5) of Regulation S-K. Specifically, our disclosures provide a summary of oil and gas reserves at year end in a tabular format (requirement 1), for each category of reserves on an equivalents basis (requirement 2, excepting that we elected not to disclose probable and possible reserves), prepared in accordance with SEC rules (requirement 3), and disclosing material reserves by product type (requirement 4). Requirement 5 was not applicable as we elected not to disclose probable and possible reserves.
In conclusion, we believe our current disclosures are in compliance with the referenced rules and respectfully propose no change to our previous filing in this regard. We respectfully propose that for future filings on Form 10-K, we add such information to the “Properties” section of the 10-K, or add a cross-reference in the “Properties” section to the required reserve disclosures in other portions of the 10-K.
SEC Comment:
Properties, page 26
2.	We note you have provided information regarding proved undeveloped reserves in Note 18 to your financial statements. Please expand your disclosure to provide the information required by Item 1203(a) — (d) of Regulation S-K, as applicable to you.
Registrant’s Response:
We note your comment and have reviewed Item 1203(a)-(d) of Regulation S-K. We note that in making this comment you reviewed the section titled “Properties” on page 26 of our Form 10-K. In addition to the information reviewed by the staff under the heading Properties on page 26, we refer the staff to the sections titled “Oil and Gas Reserves” on page 6 and “Changes in Proved Reserve Quantities” on page 50 of our Form 10-K.
In these sections we have provided the information related to proved undeveloped reserves as required under Item 1203(a)-(d) of Regulation S-K. Specifically, our disclosures provide the total quantity of proved undeveloped reserves at year end (requirement a), describe material changes in proved undeveloped reserves that occurred during the year (requirement b), and describe investments and progress made during the year to convert proved undeveloped reserves to proved reserves (requirement c). Requirement d was not applicable as we did not have material PUDs at year end (less than 10% of total reserves) and none remained undeveloped for five years after disclosure as PUDs.
In conclusion, we believe our current disclosures are in compliance with the referenced rules and respectfully propose no change to our previous filing in this regard. We respectfully propose that for future filings on Form 10-K, we add such information to the “Properties” section of the 10-K, or add a cross-reference in the “Properties” section to the required reserve disclosures in other portions of the 10-K.

U.S. Securities and Exchange Commission
May 13, 2011

SEC Comment:
Internal Controls Over Reserve Estimates, Technical Qualifications and Technologies Used, page 27
3.	We note your disclosure stating that your policies regarding internal controls over reserve estimates requires reserves to be in compliance with the SEC definitions and guidance and for reserves to be prepared by an independent third party reserve engineering firm under the supervision of your Corporate Engineering Manager. Please expand your disclosure to include the qualifications of the Corporate Engineering Manager in accordance with Item 1202(a)(7) of Regulation S-K.
Registrant’s Response:
We note your comment and have reviewed Item 1202(a)(7) of Regulation S-K. Our third party independent reserve engineering firm (“RDAI”) works under the supervision of our Corporate Engineering Manager, as disclosed, since we engage RDAI to “prepare” (as opposed to “audit”) our reserve estimates. Although we consider our Corporate Engineering Manager as “qualified” and “knowledgeable,” we acknowledge after further review and careful consideration of the rule that we did not elaborate on and disclose the technical qualifications that allow us to conclude that our Corporate Engineering Manager is qualified.
Supplementally, we inform the staff that our Corporate Engineering Manager is a qualified reserve engineer with a Bachelor of Science degree in Petroleum Engineering from the Colorado School of Mines and over 19 years of industry experience, the vast majority of which has been in reservoir engineering.
Accordingly, we respectfully propose to add the following disclosure to our future annual filings on Form 10-K: “Our policies regarding internal controls over reserve estimates requires reserves to be in compliance with the SEC definitions and guidance and for reserves to be prepared by an independent third party reserve engineering firm under the supervision of our Corporate Engineering Manager. Delta’s Corporate Engineering Manager has a Bachelor of Science degree in Petroleum Engineering with over 19 years of industry experience, and with positions of increasing responsibility within Delta’s corporate reservoir engineering department. The Corporate Engineering Manager reports directly to our President and Chief Executive Officer.”
SEC Comment:
Internal Controls Over Reserve Estimates, Technical Qualifications and Technologies Used, page 27
4.	We note your disclosure stating that you have retained Ralph E. Davis Associates, Inc. (“RDAI”), independent third party reserve engineers, to prepare your estimates of proved reserves, and a letter which identifies the professional qualifications of the individual at RDAI who was responsible for overseeing the preparation of our reserve estimates as of December 31, 2010 has been filed as a part of Exhibit 99.1 to your

U.S. Securities and Exchange Commission
May 13, 2011

report. However, the guidance in Item 1202(a)(7) of Regulation S-K requires that this disclosure be included in your document. Please revise your disclosure accordingly.
Registrant’s Response:
We note your comment and have reviewed Item 1202(a)(7) of Regulation S-K. The technical qualifications of the individual at RDAI responsible for overseeing the preparation of our reserve estimates were provided in Exhibit 99.1 to the Form 10-K. We respectfully propose that for future filings on Form 10-K, we add the following disclosure: “The individual at RDAI who was responsible for overseeing the preparation of our reserve estimates as of December 31, 2010 is a Licensed Professional Engineer by the State of Texas, and graduated in 1968 with a Bachelor of Science Degree in Chemical Engineering with a Petroleum Engineering option. The individual has in excess of forty years’ experience in the Petroleum Industry including the preparation of reserve evaluation studies and reserve audits for public and private companies for the purpose of reserve certification filings in foreign countries, domestic regulatory filings, financial disclosures and corporate strategic planning. A more detailed letter of the individual’s professional qualifications has been filed as part of Exhibit 99.1 to this report.”
SEC Comment:
Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 36; Production and Cost Information, page 41; Transportation Expense, page 42
5.	We note your disclosure that in 2010 you realized higher revenues in the Vega area from improved natural gas liquids recoveries and a greater percentage of liquids proceeds retained. Please tell us your accounting policy associated with revenue recognition of natural gas liquids and clarify how these liquids are processed upon extraction.
Registrant’s Response:
We note your comment and supplementally inform the staff that in October 2009, Delta entered into a new contract to process our wet gas under a percentage-of-proceeds type contract, whereas previously we sold such gas at the wellhead. The natural gas liquids extracted are sold in the form of a Y-grade mix. We do not fractionate our NGLs into the composite products of ethane, propane, natural gasoline, normal butane and isobutene. Our revenue recognition policy for natural gas liquids is to recognize revenue when title passes at the tailgate of the processing plant to our Y-grade NGL purchaser.
SEC Comment:
Critical Accounting Policies and Estimates, page 56; Reserve Estimates, page 56
6.	We note your disclosure indicating that further development of the Piceance Basin locations depends on higher commodity prices in the future, reductions in future drilling costs, improved recoveries, or a combination of all three. Please tell us and disclose the amount and types of capitalized costs associated with the referenced Piceance Basin locations.

U.S. Securities and Exchange Commission
May 13, 2011

Registrant’s Response:
We note your comment and supplementally inform the staff that leasehold acquisition costs related to undeveloped Piceance Basin locations that were previously classified as proved (as of December 31, 2008) but were not able to be classified as proved at December 31, 2010 totaled $77.1 million. As these locations represent offset locations to PDP wells, they are undeveloped and accordingly, no other costs are capitalized related to these properties other than the leasehold acquisition costs described above. These costs are included in our leasehold depletion rate calculation for the field, and consideration in the periodic evaluation for impairment.
In conclusion, as these costs do not represent a material component of our already disclosed total proved property costs (see Note 18, “Disclosures about Capitalized Costs, Costs Incurred”) and do not represent suspended exploratory well costs, we respectfully propose no changes to our previous filing.
SEC Comment:
Impairment of Gas and Oil Properties, page 57
7.	We note your disclosure stating that you develop and evaluate certain proved and unproved properties on which favorable or unfavorable results or commodity prices may cause you to revise in future quarters your estimates of those properties’ estimated future cash flows or fair value. With respect to your valuation of the proved and unproved properties, please tell us the valuation techniques employed to measure fair value

Please tell us the percentage by which the fair value of the proved and unproved properties exceeded the carrying value as of the date of your most recent test. Additionally, please expand your disclosure relating to such testing if the proved and unproved properties do not have a fair value substantially in excess of its carrying value, to address the following points which we would regard as consistent with the guidance in Item 303(a)(3)(ii) of Regulation S-K:
(a)	The percentage by which the fair value of your proved and unproved locations exceeded the carrying value as of the date of the most recent test.

(b)	Description of the methods and key assumptions used and how the key assumptions were determined;

(c)	To the extent possible, specific details about the degree of uncertainty associated with key assumptions used to measure the fair value of your proved and unproved properties;

(d)	A description of potential events and changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to measure the fair value of your proved and unproved properties.

(e)	Any additional information that you believe would offer greater precision about the amount and likelihood of potential impairment.

U.S. Securities and Exchange Commission
May 13, 2011

Registrant’s Response:
We note your comment, and supplementally inform the staff that to measure fair value for proved properties, we use discounted cash flow modeling based on our SEC reserve report volumes and cost assumptions, with SEC flat historical pricing substituted with forward looking market pricing. This methodology is described in our Form 10-K disclosures under the heading “Impairment of Gas and Oil Properties” on page 57 as follows: “The primary factors used to determine fair value include estimates of proved reserves, future production estimates, future commodity pricing, anticipated capital expenditures and production costs, and a discount rate commensurate with the risk associated with realizing the expected cash flows projected.”
For unproved properties, our evaluation for impairment is estimated using a variety of techniques and considerations, including the timing of future lease expirations, the Company’s plans with respect to an area, and the result of other drilling activity in the area, among other factors. In areas where we have extensive drilling experience and where well results and costs are generally consistent, we are able to use discounted cash flow modeling to help estimate whether or not an impairment has occurred. We also consider recent transactions in the market place, offers actually received by us, relevant leasing activity in the area, etc.
As of our most recent test, the fair value of our proved properties exceeded the carrying value by well in excess of 50%. As of our most recent test, our unproved properties exceeded the carrying value by over 100%.
Because our fair values are substantially in excess of our carrying values, we do not believe any additional disclosure under the provisions of Item 303(a)(3)(ii) of Regulation S-K are required and, in conclusion, we respectfully propose no changes to our existing disclosures.
SEC Comment:
Financial Statements, page F-1; Note 19- Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-43
8.	We note your disclosure of estimated future net cash flows of $793,556 based on your proved reserves as of December 31, 2010. Please tell us the quantities of reserves and related estimated prices in support of your calculation of estimated future new cash flows. In addition, please tell us how your sale of natural gas liquids impacts this calculation.
Registrant’s Response:
We note your comment and supplementally inform the staff that the future net cash flows of $793,556 on page F-46 are based on 134.2 Bcfe of proved reserves as disclosed in the tables on page F-45 using the base CIG ($3.95 per Mmbtu) and WTI ($79.61) pricing also disclosed on page F-45. Reserves attributable to natural gas liquids to which we take title, comprise less than 10% of our total reserves, and are priced based on the 12 month first of month historical average price ($1.35 per gallon) and are included within the 134.2 Bcfe of total proved reserves. For the

U.S. Securities and Exchange Commission
May 13, 2011

calculation of future net cash flow, the base index prices mentioned above are adjusted for contractual terms applicable to each field.
SEC Comment:
Financial Statements, page F-1; A Summary of Changes in Estimated Quantities of Proved Reserves, page F-45
9.	Please tell us and disclose how you report reserve quantities of natural gas liquids. Refer to ASC 932-235-50-9.
Registrant’s Response:
We note your comment and have reviewed ASC 932-235-50-9. As our reserve quantities related to natural gas liquids comprise less than 10% of our total proved reserve quantities we do not separately disclose our natural gas liquids reserve quantities. These immaterial natural gas liquids quantities are reported as a component of natural gas.
We respectfully propose no changes to our existing disclosures and will continue to monitor the significance of our natural gas liquids reserves to total proved reserves, with a plan for additional disclosure in the future should such reserves become more significant.
SEC Comment:
Exhibits; Exhibit 99.1
10.	Please obtain a revised report from Ralph E. Davis Associates, Inc. that includes all of the disclosures required by Item 1202(a)(8) of Regulation S-K. For example, the current report does not sufficiently address the assumptions, data, methods and procedures used in connection with the preparation of the report, the primary economic assumptions, possible effects of regulation on the ability of the registrant to recover the estimated reserves, the inherent uncertainties of reserves estimates, a statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report, and the third party’s conclusions with respect to the reserves estimates.
Registrant’s Response:
We note your comment and have reviewed Item 1202(a)(8) of Regulation S-K. We supplementally inform the staff that in conjunction with the preparation of annual filing on Form 10-K, we carefully reviewed the report from Ralph E. Davis Associates, Inc. (“RDAI”) in consideration of the required items. At the time we filed our Form 10-K and at present, after careful further consideration and consultation with our independent reserve engineering firm and independent auditors, we believe the RDAI report meets the requirements of Item 1202(a)(8). We supplementally provide to the staff Exhibit A, which is a markup of the RDAI report cross-referenced by paragraph to the 10 requirements of 1202(a)(8).

U.S. Securities and Exchange Commission
May 13, 2011

In conclusion, based on our review of the rules and the RDAI report, we respectfully propose no change to our previously filed report.
REGISTRANT’S CLOSING COMMENTS
We acknowledge a) that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, b) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We have endeavored to provide you with all of the information requested in your comment letter. Should you find that we have omitted information that would assist with a review of our responses or should you have additional questions or comments, please feel free to contact us. We respectfully request the opportunity to discuss our responses further with the staff if, following your review of the information and responses we have provided, you do not concur with our views.

Regards, /s/ Kevin K. Nanke Kevin K. Nanke, Chief Financial Officer
Enclosures
CC:	Ronald R. Levine, II, Partner — Davis, Graham and Stubbs LLP (Outside Legal Counsel)
Robert Dennis, Partner — KPMG LLP (Independent Audit Firm)
Allen Barron, Principal — RE Davis (Independent Reserve Engineers)